Form of Note

$__________________	December 3, 2012

The undersigned ("Borrowers"), for value received, promises to pay to the order of _____________ ("Lender") at the principal office of Atalaya Administrative LLC ("Administrative Agent") in New York, New York the aggregate unpaid amount of all Loans made to Borrowers by Lender pursuant to the Credit Agreement referred to below, such principal amount to be payable on the dates set forth in the Credit Agreement.

Borrowers further promise to pay interest on the unpaid principal amount of each Loan from the date of such Loan until such Loan is paid in full, payable at the rate(s) and at the time(s) set forth in the Credit Agreement. Payments of both principal and interest are to be made in lawful money of the United States of America.

This Note evidences indebtedness incurred under, and is subject to the terms and provisions of, the Credit Agreement, dated as of December 3, 2012 (as amended, restated or otherwise modified from time to time, the "Credit Agreement"; terms not otherwise defined herein are used herein as defined in the Credit Agreement), among Borrowers, the financial institutions (including Lender) party thereto from time to time and Administrative Agent, as administrative agent for such financial institutions, to which Credit Agreement reference is hereby made for a statement of the terms and provisions under which this Note may or must be paid prior to its due date or its due date accelerated.

This Note is made under and governed by the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

OPTOS CAPITAL PARTNERS, LLC, as Parent and a
Borrower

By:	Focus Venture Partners, Inc., its
sole Member and Manager

By:
Christopher Ferguson
President